September 29, 2015

Via EDGAR

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:                           Iron Mountain Incorporated (the “Company”)

Form 10-K for the fiscal year ended December 31, 2014

Filed February 27, 2015

File No. 1-13045 (the “Form 10-K”)

Form 10-Q for the quarterly period ended June 30, 2015

Filed July 30, 2015

File No. 1-13045 (the “Form 10-Q”)

Dear Mr. Telewicz:

The purpose of this letter is to respond to your letter of September 21, 2015.  For your convenience, the original staff comments have been repeated in bold typeface, followed by our responses.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 39

1.                    We note the use of Funds from Operations Applicable to Iron Mountain, or FFO (NAREIT) in your earnings commentary and supplemental information. Please tell us whether you consider this measure to be a key performance indicator. To the extent this measure is considered a key performance indicator, in future periodic filings please include the measure as well as the required disclosures in accordance with Item 10(e) of Regulation S-K within your Management’s Discussion and Analysis.

RESPONSE:

1.                    In response to the staff’s comment, we consider FFO (NAREIT) and FFO Applicable to Iron Mountain (Normalized) (“FFO (Normalized)”), to be key performance indicators of our business since our Board of Directors, in the second quarter of 2014, approved our conversion to a real estate investment trust for federal

Robert F. Telewicz, Jr.
September 29, 2015

income tax purposes (“REIT”) for the taxable year beginning January 1, 2014. Accordingly, commencing with our Form 10-Q for the quarterly period ending September 30, 2015, we will include FFO (NAREIT) and FFO (Normalized) within the Non-GAAP Measures section of Management’s Discussion and Analysis of Financial Condition and Results of Operations for each of the current and prior periods presented therein. As required by Item 10(e) of Regulation S-K, our disclosure will include a reconciliation of FFO (NAREIT) and FFO (Normalized) to the most comparable generally accepted accounting principles measure, as well as disclosure regarding why we believe that FFO (NAREIT) and FFO (Normalized) provide useful information to investors regarding our financial condition and results of operations.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

g. Goodwill and Other Intangible Assets, page 86

2.                    Please explain to us in greater detail the reason for the $32,265 fair value and other adjustment made to goodwill and deferred income taxes. Cite any relevant accounting literature in your response.

RESPONSE:

2.                    In October 2013, we acquired Cornerstone Records Management, LLC and its affiliates (“Cornerstone”), a national, full solution records and information- management company with operations in the United States, in a cash transaction for approximately $191.0 million. At December 31, 2013, our purchase accounting for the Cornerstone acquisition was incomplete, as noted in Note 6. Acquisitions to our Form 10-K for the fiscal year ended December 31, 2013 in which we state “The purchase price allocations of the 2013 acquisitions are subject to finalization of the assessment of the fair value of…income taxes (primarily deferred income taxes).” As of and for the year ended December 31, 2013, provisional purchase accounting amounts in accordance with Accounting Standards Codification (“ASC”) No. 805, Business Combinations (“ASC 805”) related to the Cornerstone acquisition were recorded.

Throughout the first half of fiscal year 2014 and within the applicable measurement period (as described in ASC 805), we were reconciling historical Cornerstone acquisition-date tax records and positions with Cornerstone’s predecessor tax advisor associated with the 2013 Cornerstone tax return. In conjunction with that analysis, we obtained new additional detailed information and historical data regarding certain acquisition-date deferred income tax attributes. We determined that this information represented, in accordance with ASC 805-25-13, “new information about facts that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date.” Accordingly, we

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September 29, 2015

adjusted the provisional purchase accounting amounts related to the acquisition-date deferred income tax attributes for the Cornerstone acquisition by $33.3 million during the first and second quarters of fiscal year 2014, resulting in an increase in deferred tax assets (primarily associated with the valuation of net operating loss carryforwards) of $9.7 million and a net decrease in deferred tax liabilities (primarily associated with the identification of additional tax basis in certain assets) of $23.6 million. The effect of these adjustments to the deferred income tax attributes was a net decrease in goodwill associated with the Cornerstone acquisition of $33.3 million. This decrease in goodwill associated with the Cornerstone acquisition, which was partially offset by approximately $1.0 million of other deferred income tax fair value adjustments associated with other 2013 acquisitions, accounts for the $32,265 of fair value adjustments to deferred income taxes disclosed on page 89 of our Form 10-K.

Additionally, we assessed with contemporaneous documentation, both from a quantitative and qualitative perspective, whether the impact of the Cornerstone deferred income tax adjustments was material to our previously issued consolidated balance sheets as of December 31, 2013 or March 31, 2014, as well as our consolidated statements of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 (collectively, the “Prior Period Financial Statements”). Based on this analysis, we concluded that the impact of the Cornerstone deferred income tax adjustments was not material to the Prior Period Financial Statements and, accordingly, we did not restate in accordance with ASC 805 any of the Prior Period Financial Statements as a result of the Cornerstone deferred income tax adjustments.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

q. Allowance for Doubtful Accounts and Credit Memo Reserves, page 100

3.                    Please tell us the reasons for your credit memo reserve. Your response should include a discussion of the types and frequency of disputes that arise that create the need for the reserve. Cite any relevant accounting literature in your response.

RESPONSE:

3.                    We maintain a credit memo reserve associated with disputes from our customers related to billing and service issues. Billings to our customers are based upon contractually agreed upon prices and represent a homogenous pool of a large volume of generally small billings associated with storage and service delivery (which includes pick-up, retrieval, refile, indexing, permanent removal, destruction and transportation of customer materials, among other services). Billing and service delivery issues include unit price, quantity, type of service (regular or expedited) and

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September 29, 2015

quality of service (on-time or accuracy), among others. No one customer represents greater than 2% of our consolidated revenues and our customer billings are spread over more than 155,000 customer accounts on a global basis.

We issued customer credits totaling approximately $47.1 million, or approximately 1.5% of consolidated revenues, in the year ended December 31, 2014. Our credit memo reserve as of December 31, 2014 was approximately $18.1 million, or approximately 2.8% of gross accounts receivable and approximately 0.6% of consolidated revenues for the year ended December 31, 2014.

With respect to our accounting for the credit memo reserve, we analogize to the provisions of ASC 605-15-25, Revenue Recognition — Products — Sales of Product when Right of Return Exists (“ASC 605-15-25”), which states, in part:

“If an entity sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

a.              The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

b.              The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product…

c.               The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

d.              The buyer acquiring the product for resale has economic substance apart from that provided by the seller…

e.               The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

f.                 The amount of future returns can be reasonably estimated.”

We assessed our credit memo reserve accounting based on the literature above and determined that revenue recognition is appropriate as we meet each of the necessary conditions. Specifically, we note that (a) our prices are fixed or determinable as our prices are based upon the terms of our contracts with our customers and (b) the customer is obligated to pay us for services rendered. Items “c” through “e” in ASC 605-15-25 above are not applicable to us, as our storage rental and related services are not subject to theft or destruction, nor are they subject to resale by our customers.

With respect to item “f” in ASC 605-15-25 above, our credit memo reserve represents a reasonable estimate of amounts recognized as revenue and billed to our customers as of the applicable reporting period which may subsequently be disputed by our customers for the issues noted above. The credit memo reserve is determined by calculating (a) the period for which credit memos are unissued, or the lag, multiplied by (b) the average amount of credit memos issued over the period of the lag (which is based upon a review of the type, volume and trending of historical

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September 29, 2015

credit memo activity). With respect to our ability to reasonably estimate the amount of credit memos that will be issued in order to calculate our credit memo reserve, we believe that we have significant historical experience with respect to our credit memo activity as the volume of credit memos has historically not been subject to any significant volatility. Credit memos charged against consolidated revenue represented 1.3%, 1.6% and 1.5% of consolidated revenues for the fiscal years ended December 31, 2012, 2013 and 2014, respectively, and total credit memos have ranged from 1.3% to 1.6% of consolidated revenues over the past five fiscal years.

Form 10-Q for the quarterly period ended June 30, 2015

Notes to Consolidated Financial Statements

Note 5. Debt, page 30

4.                    We note that you entered into an accounts receivable securitization program in March 2015. In future filings, please revise your summary of significant accounting policies to include the accounting policy that you apply for the accounts receivable securitization program.

RESPONSE:

4.              As disclosed in the Form 10-Q, in March 2015 we entered into an accounts receivable securitization program (the “AR Securitization Program”) involving several of our wholly owned subsidiaries and certain financial institutions. Under the AR Securitization Program, certain of our subsidiaries sell substantially all of their United States accounts receivable balances to certain special purposes subsidiaries (the “Special Purposes Subsidiaries”) which are also wholly owned by us. The Special Purpose Subsidiaries use these accounts receivable balances to collateralize loans obtained from financial institutions.

In response to the staff’s comment and in order to provide users of our financial statements greater clarity with respect to our accounting for the AR Securitization Program, we will provide incremental disclosure in future filings regarding our accounting for the AR Securitization Program. However, we believe that providing such disclosure in the context of the description of the transaction itself within our Debt footnote, rather than within the significant accounting policies section of our filings, is more appropriate.  We intend to revise the disclosure in our Debt footnote as it will appear in our Form 10-Q for the quarterly period ending September 30, 2015 to include the following incremental language:

“The Special Purpose Subsidiaries are consolidated subsidiaries of IMI. The Accounts Receivable Securitization Program is accounted for as a collateralized financing activity, rather than a sale of assets and, therefore: (a) accounts receivable balances pledged as collateral are presented as assets and borrowings are presented as liabilities on our consolidated balance sheet, (b) our consolidated statement of operations reflects the associated charges for bad debt expense related to pledged accounts receivable (a

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September 29, 2015

component of selling, general and administrative expenses) and reductions to revenue due to billing and service related credit memos issued to customers and related reserves, as well as, interest expense associated with the collateralized borrowings and (c) receipts from customers related to the underlying accounts receivable are reflected as operating cash flows and borrowings and repayments under the collateralized debt are reflected as financing cash flows within our consolidated statement of cash flows.”

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As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me.

Sincerely,
IRON MOUNTAIN INCORPORATED

By:	/s/ Roderick Day
Roderick Day
Executive Vice President and Chief Financial Officer